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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D
                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 5)


                         The Emerging Germany Fund Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   290913102
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                                 (CUSIP Number)


                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 12, 1998
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 4 Pages

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CUSIP No.:  290913102                  13D                   Page 2 of 4 Pages
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1  | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. ID NO. OF ABOVE PERSON
   |
   |      Bankgesellschaft Berlin AG
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2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
   |                                                                    (b) [ ]
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3  | SEC USE ONLY
   |
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4  | SOURCE OF FUNDS                                                         WC
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5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           [ ]
   | IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |      Federal Republic of Germany
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  NUMBER OF   |   SOLE VOTING POWER                                  1,982,900
   SHARES     |
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BENEFICIALLY  |   SHARED VOTING POWER                                        0
   OWNED      |
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  BY EACH     |   SOLE DISPOSITIVE POWER                             1,982,900
 REPORTING    |
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  PERSON      |   SHARED DISPOSITIVE POWER                                   0
   WITH       |
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11 | AGGREGATE AMOUNT BENEFICIALLY                                   1,982,900
   | OWNED BY EACH REPORTING PERSON
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12 | CHECK IF THE AGGREGATE AMOUNT IN ROW                                  [ ]
   | (11) EXCLUDES CERTAIN SHARES
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13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  14.2%
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14 | TYPE OF REPORTING PERSON                                               BK
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This Amendment No. 5 amends and supplements Item 3 and Item 5 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Bank to purchase the 1,982,900 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $18,962,942 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 17, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of the close of business on March 7, 1997, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,982,900 shares of Common Stock, which constitute approximately 14.2% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

Date                     Number of Shares Purchased        Price Per Share
------------------       --------------------------        ---------------
January 14, 1998                     600                       $10.2500
January 22, 1998                   6,000                        10.5625
February 12, 1998                 18,000                        11.5000

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.





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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 1998                   Bankgesellschaft Berlin AG


                                          By: /s/ Bartho Schroeder
                                             ---------------------------------
                                              Name:  Bartho Schroeder
                                              Title: Director



                                          By: /s/ Gregory L. Melville
                                             ---------------------------------
                                              Name:  Gregory L. Melville
                                              Title: Assistant Director


                               Page 4 of 4 Pages